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                             April 22, 2024

       Anthony Smurfit
       Group Chief Executive Officer
       Smurfit WestRock Limited
       Beech Hill, Clonskeagh
       Dublin 4, D04 N2R2
       Ireland

                                                        Re: Smurfit WestRock
Limited
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed April 11,
2024
                                                            File No. 333-278185

       Dear Anthony Smurfit:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Risk Factors
       Risks Relating to WestRock's Business, page 66

   1. We note your response to prior comment 1. Based on your anticipated timing, please revise the proxy
statement/prospectus to include the disclosure provided in response to comment 5 of our letter
dated March 13, 2024.
 Anthony Smurfit
FirstName   LastNameAnthony
Smurfit WestRock   Limited Smurfit
Comapany
April       NameSmurfit WestRock Limited
       22, 2024
April 222, 2024 Page 2
Page
FirstName LastName
Material U.S. Federal Income and Irish Tax Considerations
Tax Consequences of the Combination
Smurfit Kappa Share Exchange, page 158

2. We note that you have filed a short form tax opinion as Exhibit 8.1. Please revise to state clearly that the disclosure in this section of the proxy statement/prospectus is the opinion of the named counsel. For more information, please refer to Section III.B.2. of Staff Legal
         Bulletin No. 19.
General

3. Please ensure that all missing information is provided in the next amendment, including
         the disclosure in the sections    Description of Smurfit WestRock
Shares and the Smurfit
         WestRock Constitution    and    Comparison of the Rights of Holders of
WestRock Stock
         and Smurfit WestRock Shares.
       Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Victor Goldfeld